Dynamic Nutra Enterprises Holdings, Inc.
3929 Browning Place
Raleigh, North Carolina 27609

December 23, 2011

Securities and Exchange Commission, Division of Finance
Attn: Jeffrey Riedler
100 F Street N.E
Washington, D.C. 20549

Re:          Dynamic Nutra Enterprises Holdings, Inc.
Amendment No. 1 to Registration Statement on Form S-1 (the “RegistrationStatement”)
Filed November 18, 2011
File No. 333-176587

Dear Mr. Riedler:

We are in receipt of your comment letter dated November 30, 2011 regarding the above referenced filing. As requested in your letter, we have provided responses to the questions raised by the Staff.  For your convenience, the matters are listed below, followed by the Company’s responses:

Risk Factors, page 6

“We need additional capital to develop our business,” page 6

1. Please revise your statement on page 6 that “We feel that we do not have sufficient capital to carry the Company into the third quarter of 2012” to specifically indicate the period through which you expect the proceeds of the September 2010 private placement will fund your business.

RESPONSE:	We have revised our disclosure in this risk factor to explain that we feel we have sufficient capital to carry the Company through June 2012.

“Our plan to build a marketing organization…,” page 7

2. Please revise your disclosure here to be consistent with your disclosure on pages 8 and 15 that you have entered into a distributor agreement to sell Xango products. Please also clarify throughout your filing whether you are currently a distributor of the Xango product portfolio and, if so, the date in which you commenced distribution.

RESPONSE:
We have revised our disclosure in this risk factor, as well as throughout the Registration Statement, to clarify that we have entered into a distributor agreement to sell Xango products, as well as the date the distributor agreement was entered.

“We currently only have two part time employees…,” page 8

3. Please expand your disclosure to discuss the risk that Ms. Cashwell and Ms. Gignac may not devote sufficient time or resources to the company’s business to achieve the company’s business strategy since each is employed full-time at other companies.

RESPONSE:
We have expanded our disclosure in this risk factor to discuss the risk that Ms. Cashwell and Ms. Gignac may not be able to devote sufficient time or resources to our business based on the fact that both Ms. Cashwell and Ms. Gignac currently maintain full-time employment at other companies.

Plan of Distribution, page 12

4. In your response to our prior comment 12 you indicate that you will be seeking to obtain listing on the OTCBB concurrently with the filing of your Registration Statement. Since your registration statement was originally filed on August 31, 2011, please advise us as to the status of your listing application and update your disclosure to indicate the current status of your listing application. If you have not yet filed an application, please expand your disclosure throughout to clearly state that this application is not yet filed and either provide the month in which you reasonably expect to file such an application or that you do not know when such application will be filed and that it may never be filed. Please revise accordingly throughout the filing.

RESPONSE:	We have revised our disclosure to explain that we will be seeking to obtain a listing of our common stock on the OTCBB shortly after January 2012.

Description of Business, page 14

5. We note your response to our prior comment 13, however, we believe that there are certain regulatory requirements that govern your marketing activities and claims of the effects of your marketed products. Accordingly, please expand your disclosure to include a discussion of the applicable regulatory requirements to which your products or marketing activities may be subject and reinstate the deleted sentence in your risk factor “Our Growth Strategy Reflected…” on page 7. For example, to the extent there is a material existing or probable effect, please discuss whether the formulation, manufacturing, packaging, labeling, advertising, distribution and sale of your products are subject to regulation by one or more agencies, including, but not limited to the Food and Drug Administration, the Federal Trade Commission or the Consumer Product Safety Commission. See Item 101(h)(4) of Regulation S-K.

RESPONSE:
In our prior response to comment 13 from the Commission’s comment letter dated September 27, 2011, we struck the language regarding regulatory requirements form the appropriate risk factor because, after more due diligence, we determined that the FDA has no approval authority over dietary supplements that do not include new dietary ingredients.  The FDA does require the following disclaimer on such product, “These statements have not been evaluated by the FDA. This product is not intended to diagnose, cure, treat or prevent any disease.” We have provided such a disclaimer on our products. Furthermore, the FTC regulates advertising of products including dietary supplements. Our product has the appropriate disclosures. We do not believe that the Consumer Product Safety Commission has any regulatory authority over dietary supplements.

The Company, page 14

6. Your response to our prior comment 16 indicates that the disclosure referred to therein has been deleted from the filing. However, this disclosure still appears on page 14 and page 18. Accordingly, we reissue our comment. We note your disclosure on page 14 that “Users reported that DNE’s Viasalus… eliminates their acne in an average of 90 days.” Please expand your disclosure here and on page 18 to include the following:

•	Describe the “users,” indicate the number of “users” that reported results and describe the acne conditions of such “users” upon initiation of the study;
•	Indicate the nature of use by the “users,” for example the number of supplements taken daily;
•	Describe any other controlled or common conditions of use;
•	Describe how results were measured;
•	Disclose any adverse conditions or results experienced by “users” during the course of their use of Viasalus; and
•	Disclose the number of “users” for which Viasalus was not effective or discontinued treatment.

RESPONSE:	We have removed the above noted disclosure in the Registration Statement.

Competition, page 14

7. We note your additional disclosure on page 14. Please expand your disclosure to discuss other products besides supplements or nutraceuticals that are available to treat acne and may compete with Viasalus.

RESPONSE:
We have revised our Registration Statement to include additional disclosure regarding other products, besides supplements or nutraceuticals that are available to treat acne that may compete with Viasalus.

Product Line Extension through Xango™ Network, page 15

8. We note your disclosure on page 15 that you have entered into an agreement with Xango. Please expand your disclosure to discuss the material terms of this agreement including term and termination provisions and any minimum sales requirements, if applicable. Further, please file a copy of this agreement as an exhibit to the registration statement.

RESPONSE:
We have revised this disclosure to include a discussion of the material terms of the Xango agreement. In addition, we have filed a copy of the Xango agreement as Exhibit 10.5 to the Registration Statement.

9. In response to prior comments 19, 20 and 21, you made various revisions to your disclosure on page 20, however, did not make similar revisions to your disclosure on page 15. Accordingly, on page 15, please:

•	Delete your disclosure regarding Xango’s growth to a $1 billion company;
•	Expand your disclosure to include information regarding recruitment of distributors; and
•	Revise your disclosure regarding the percentages of proceeds retained by you.

RESPONSE:
We have revised this disclosure to delete the disclosure regarding Xango’s growth to a $1 billion company; expanded our disclosure regarding recruitment of distributors; and revised our disclosure regarding the percentages of proceeds retained by us.

Notes to Financial Statements
Note 1 Summary Of Significant Accounting Policies And Organization
G) Revenue Recognition, page F-9

10. We acknowledge your response to our comment 26 and we reissue our comment in part. Please clarify the deduction(s) you have taken related to your sales commissions earned as your accounting policy states that you recognize revenue on a “net basis” from commissions earned or revise your disclosure accordingly. In addition, your disclosure on page 14 under the subheading ‘Marketing and Sales’ indicates that your sales strategy is to offer the first month’s supply of Beta Glucan for the cost of shipping only and that you have identified a number of complementary nutraceutical products to offer to customers who order Beta Glucan. Please disclose your accounting policy with regards to the sales incentives you plan to offer your customers.

RESPONSE:
The “net basis” refers to the fact that we only recognize the commissions from the sales of Xango products.  There are no deductions taken from the sales commissions.  We will revise the footnote to ensure there is no confusion on our policy.  We have also updated the revenue recognition footnote to disclose our policy on sales incentives we plan to offer for our Beta Glucan products.

11. In your response to our comment 27 you state that you will only market and not sell Beta Gluten. However, other disclosures throughout the filing appear to indicate that you will be a distributor for Beta Glucan. Please confirm our understanding that you intend to market and distribute Beta Glucan. If this is not the case, please revise your disclosures accordingly throughout the filing.

RESPONSE:	We confirm that we will only market and sell Beta Glucan.

Condensed Statements of Operations, page F-13

12. Please clarify what the last two columns in this statement represents (i.e. cumulative data) as both headings are the same but present different financial amounts.

RESPONSE:
The second column represents the comparative period from June 8, 2010 to August 31, 2010.  It was inadvately labeled as August 31, 2011.  We have updated the November 30, 2010 header to make sure it references the proper dates.

Management’s Discussion and Analysis of Financial Condition
and Results of Operations, page 18 Marketing and Sales, page 18

13. Your response to our prior comment 30 indicates that the disclosure referred to therein has been removed from the filing. Although we note that you removed the statement that “based on research conducted by scientists working with Beta Glucan for optimized immune system support, we believe the proper recommended dosage is three capsules to five capsules a day,” you still disclose that “three capsules a day is our recommended dosage for maintenance and a dosage of five capsules a day has shown to significantly decrease initial acne problems.” Please expand your disclosure to provide additional information which supports your belief that three capsules a day is the recommended dosage and provide support for the statement that a dosage of five capsules a day has shown to significantly decrease initial acne problems. Your disclosure should, among other things,

•	If a different drug was used in the research, disclose the name of the drug used in the research and how this drug differs from Viasalus;
•	If you are basing your dosing on the research for optimized immune system support, clarify that you are marketing Viasalus as an acne treatment, not for an optimized immune system support;
•	Disclose whether research has been conducted for the proper recommended dosage of Viasalus as an acne treatment;
•	Describe the nature of the research;
•	Indicate the number of individuals subject to the research;
•	Disclose any adverse reactions or effects observed; and
•	Clarify whether this research was conducted by an independent third party.

RESPONSE:	We have removed the above noted disclosure from the Registration Statement.

Product Line Extension through Xango™ Network, page 19

14. It is our understanding that the company retains 30% or 15%, depending on the type of distributor making the sale, of actual sales plus an additional 5% of the remaining actual sales after distributor payouts, which represent another 30% or 15% of actual sales, depending on the type of distributor. Tell us if our understanding is correct. If it is not, please clarify your disclosure. In addition, tell us what other payments are made from the actual sales and to whom. Please also reflect any changes in your disclosure on page 15.

RESPONSE:
In terms of proceeds from the sale of Xango products, we will retain 30 percent of proceeds from Xango products sales made by first line distributors we recruit; 15 percent of proceeds from Xango products sales made by second line distributors the first line distributors recruit; and five percent from sales from all other down line distributors. We have revised our disclosures on page 15 and page 19 of the Registration Statement to reflect the proceeds retained by us for sale of the Xango products.

Directors, Executive Officers, Promoters and Control Persons, page 20

15. Please expand your disclosure to specifically describe Ms. Cashwell’s activities as a “successful distributor in the network-marketing field.” Your disclosure should indicate the type of product distributed, the companies for whom she worked as a distributor and the years in which the work was performed.

RESPONSE:	We have deleted the reference to Ms. Cashwell’s activities as a “successful distributor in the network-marketing field.”

16. Please expand your disclosure to specifically identify Ms. Gignac’s 25 years of multilevel- and network-marketing experience. Based on your current disclosure, Ms. Gignac’s recent experience does not appear to relate to these fields. Your disclosure should specifically describe her experience and activities in the area of multilevel- and network-marketing. It also appears that Ms. Gignac does not have any business experience from 2003 through 2008. Please confirm or revise your disclosure.

RESPONSE:
We have revised this disclosure to explain that from 2003 through 2008, Ms. Gignac was a self-employed independent IT contractor. In addition, we have deleted reference to Ms. Gignac’s 25 years of multilevel and network-marketing experience.

Executive Compensation, page 22

17. You disclose that the summary compensation table sets forth all compensation awarded to, earned by, or paid to the named executive officers paid by us during the period ended May 31, 2011. Accordingly, please revise the year listed to be 2011 rather than 2010.

RESPONSE:	We have revised the Executive Compensation table to reflect compensation awarded to, earned by, or paid to the named executive for the 2011 fiscal year.

18. You disclose on page 22 that on June 21, 2010, you issued 5,000,000 shares of common stock having a fair value of $500 in exchange for cash of $100 and services with a fair value of $400. Please revise your table to include the issuance of these shares to Ms. Cashwell in the “Stock Awards” column. See Item 402(n)(2)(v) of Regulation S-K.

RESPONSE:	We have revised the Executive Compensation table to reflect the stock awarded to Ms. Cashwell.

Sincerely,

By:	/s/ Donna Cashwell
Donna Cashwell Chief Executive Officer